UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AUDIOCODES LTD.

(Name of Subject Company (Issuer))

AUDIOCODES LTD.

(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE

(Title of Class of Securities)

M15342104

(CUSIP Number of Class of Securities)

Itamar Rosen, Adv.
Chief Legal Officer and Company Secretary
AudioCodes Ltd.
1 Hayarden Street
Airport City, Lod, 7019900, Israel
Telephone: (972) 3-976-4000
Facsimile: (972) 3-976-4044

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Neil Gold, Esq. Manuel G. Rivera, Esq. Norton Rose Fulbright US LLP 666 Fifth Avenue New York, New York 10103 Telephone: (212) 318-3000 Facsimile: (212) 318-3400	Aaron M. Lampert, Adv. Goldfarb Seligman & Co. 98 Yigal Alon Street Tel Aviv 67897, Israel Telephone: (972) 3-608-9999 Facsimile: (972) 3-608-9909

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$13,050,000	$1,314.14

*	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $100.70 per million of the transaction valuation.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,314.14	Filing Party: AudioCodes Ltd.
Form or Registration No.: 005-59711	Date Filed: June 16, 2016
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) supplements and amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by AudioCodes Ltd., a company incorporated under the laws of the State of Israel (“AudioCodes”), with the Securities and Exchange Commission (the “SEC”) on June 16, 2016, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to AudioCodes’ offer (the “Offer”) to purchase up to 3,000,000 ordinary shares of AudioCodes, nominal (par) value NIS 0.01 per share (the “Shares”), at a price of $4.35 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest.

This Amendment No. 1 is being filed solely to provide as exhibits (1) an updated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, setting forth new e-mail and fax delivery instructions to the information agent for the Offer; and (2) a short summary of the procedures to tender Shares in the Offer, posted on AudioCodes’ website on June 21, 2016. The terms of the Offer have not changed.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 supplements and amends only Items 11 and 12 of the Schedule TO, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related exhibits included therein, including the Offer to Purchase, as the same may be further amended or supplemented hereafter and filed with the SEC.

ITEM 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended ad supplemented by adding the following:

On June 21, 2016, AudioCodes posted a “Summary of Procedures to Tender Shares” on its website, a copy of which is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented as follows:

NO.	DESCRIPTION
(a)(1)(A)+	Offer to Purchase, dated June 16, 2016.
(a)(1)(B)+	Letter of Transmittal (including Substitute Form W-9 and Guidelines and Declaration of Status for Israeli Income Tax Purposes).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (updated to include new e-mail and fax delivery instructions to the information agent for the Offer).
(a)(1)(D)+	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)+	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number.
(a)(1)(F)+	Declaration Form (Declaration of Status for Israeli Income Tax Purposes).
(a)(5)(A)+	Text of Press Release issued by AudioCodes on June 16, 2016.
(a)(5)(B)+	Forms of Acceptance Notice and Share Transfer Deed filed with the Israeli Securities Authority on June 16, 2016.*
(a)(5)(C)	Summary of Procedures to Tender Shares, posted on AudioCodes’ website on June 21, 2016.
(d)(1)	AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 30, 2009 (File No. 000-30070)).
(d)(2)	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (No. 333-170676) filed on November 18, 2010).
(d)(3)	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (No. 333-190437) filed on June 7, 2013).
(d)(4)	Amendment No. 3 to AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (No. 333-210438) filed on March 29, 2016).

+	Previously filed.
*	English translation from Hebrew.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUDIOCODES LTD.

By:	/s/ Shabtai Adlersberg Name: Shabtai Adlersberg Title: President and Chief Executive Officer

Dated: June 21, 2016

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)+	Offer to Purchase, dated June 16, 2016.
(a)(1)(B)+	Letter of Transmittal (including Substitute Form W-9 and Guidelines and Declaration of Status for Israeli Income Tax Purposes).
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (updated to include new e-mail and fax delivery instructions to the information agent for the Offer).
(a)(1)(D)+	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)+	Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number.
(a)(1)(F)+	Declaration Form (Declaration of Status for Israeli Income Tax Purposes).
(a)(5)(A)+	Text of Press Release issued by AudioCodes on June 16, 2016.
(a)(5)(B)+	Forms of Acceptance Notice and Share Transfer Deed filed with the Israeli Securities Authority on June 16, 2016.*
(a)(5)(C)	Summary of Procedures to Tender Shares, posted on AudioCodes’ website on June 21, 2016.
(d)(1)	AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed on June 30, 2009 (File No. 000-30070)).
(d)(2)	Amendment to AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (No. 333-170676) filed on November 18, 2010).
(d)(3)	Amendment No. 2 to AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (No. 333-190437) filed on June 7, 2013).
(d)(4)	Amendment No. 3 to AudioCodes Ltd. 2008 Equity Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (No. 333-210438) filed on March 29, 2016).

+	Previously filed.
*	English translation from Hebrew.